UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2010

Commission File Number 0-99

PETRÓLEOS MEXICANOS

(Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM

 (Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329
Colonia Huasteca
Mexico, D.F. 11311
Mexico

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐  No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐  No ☑

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☑

RECENT DEVELOPMENTS

The following discussion of PEMEX’s recent results should be read in conjunction with the annual report on Form 20-F of Petróleos Mexicanos for the fiscal year ended December 31, 2009, as filed with the U.S. Securities and Exchange Commission on June 29, 2010 (which we refer to as the Form 20-F) and, in particular, “Item 4—Information on the Company” and “Item 5—Operating and Financial Review and Prospects” in the Form 20-F.  In this report, “PEMEX” refers to Petróleos Mexicanos, to Pemex-Exploration and Production, Pemex-Refining, Pemex-Gas and Basic Petrochemicals and Pemex-Petrochemicals, and to the subsidiary companies, including the Pemex Project Funding Master Trust (which we refer to as the Master Trust), listed in note 2 to the audited financial statements included in the Form 20-F.  Petróleos Mexicanos hereby incorporates this report on Form 6-K by reference into the Offering Circular dated January 14, 2010, relating to its U.S. $12,000,000,000 Medium-Term Notes Program, Series C, due 1 Year or More from Date of Issue.

Liquidity and Capital Resources

Recent Financing Activities

On August 30, 2010, Petróleos Mexicanos issued U.S. $1,000,000,000 of its 6.625% Bonds due 2035.  The issuance was a reopening, and the bonds were issued under Petróleos Mexicanos’ U.S. $12,000,000,000 Medium-Term Notes Program, Series C.

On September 9, 2010, Petróleos Mexicanos entered into a credit agreement in the amount of U.S. $500,000,000 with Export Development Canada.  As of the date of this report, Petróleos Mexicanos has not borrowed any funds under this agreement.

On September 28, 2010, Petróleos Mexicanos issued U.S. $750,000,000 of its 6.625% Perpetual Bonds; the bonds were issued under Petróleos Mexicanos’ U.S. $12,000,000,000 Medium-Term Notes Program, Series C.

On October 12, 2010, Petróleos Mexicanos redeemed U.S. $1,740,402,000 principal amount of outstanding 7.75 per cent. Guaranteed Perpetual Bonds originally issued on September 28, 2004 by the Master Trust.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos
By:	/s/ Arturo Delpech del Ángel Name: Arturo Delpech del Ángel Title: Associate Managing Director of Finance

Date: October 13, 2010

FORWARD-LOOKING STATEMENTS

This report contains words, such as “believe,” “expect,” “anticipate” and similar expressions that identify forward-looking statements, which reflect our views about future events and financial performance.  We have made forward-looking statements that address, among other things, our:

•	drilling and other exploration activities;

•	import and export activities;

•	projected and targeted capital expenditures and other costs, commitments and revenues; and

•	liquidity.

Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control.  These factors include, but are not limited to:

•	changes in international crude oil and natural gas prices;

•	effects on us from competition;

•	limitations on our access to sources of financing on competitive terms;

•	significant economic or political developments in Mexico;

•	developments affecting the energy sector; and

•	changes in our regulatory environment.

Accordingly, you should not place undue reliance on these forward-looking statements.  In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.